

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 13, 2010

Charles D. McLane, Jr.
Executive Vice President and Chief Financial Officer
Alcoa, Inc.
390 Park Avenue
New York, New York 10022-4608

> **Re: Alcoa, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **File No. 1-3610**

Dear Mr. McLane:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2009

Critical Accounting Policies and Estimates
Goodwill, page 68

1.   Based on your disclosures related to goodwill, it is not clear to us if you have concluded that the estimated fair values of your reporting units are substantially in excess of their carrying values. It appears to us that your disclosures imply that the estimated fair value of your Primary Metals reporting unit may not be substantially in excess of its carrying value. If that is accurate, please revise future filings to disclose the percentage by which the estimated fair value of that

reporting unit exceeds its carrying value as of the most recent step one test and clarify that the estimated fair values of your other reporting units are substantially in excess of their carrying values. If that is not accurate, please revise future filings to clarify the reporting units that have estimated fair values substantially in excess of their carrying values and the reporting units that do not. For each reporting unit that has an estimated fair value not substantially in excess of its carrying value, please revise future filings to disclose: the percentage by which the estimated fair value of the reporting unit exceeds its carrying value as of the most recent step one test; the assumptions that drive the estimated fair value; any uncertainties associated with the key assumptions; and potential events and/or circumstances that could have a negative effect on the estimated fair value. Also, please revise future filings to address if and how you reconcile the estimated fair values of your reporting units to your market capitalization.

Pension Plans and Other Postretirement Benefits, page 70

2.   We note your disclosures related to the expected long term rate of return of plan assets, including your discussion of 10 year and 20 year historical moving averages. We also note the disclosure in your financial statements regarding a recent change in the allocation of plan assets between equity and debt securities. With a view to future disclosure, please help us better understand how you determined the expected long term rate of return of plan assets, including the differences between the estimated rates of return by plan asset type.

Income Taxes, page 71

3.   Please revise future filings to address the positive and negative evidence you considered in determining an appropriate tax valuation allowance, including, if applicable, the amount of taxable income required to be generated to fully realize your deferred tax assets.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753, Anne McConnell at (202) 551-3709, or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief